Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Summit Appoints Robert W. Duggan as Executive Chairman

Oxford, UK, and Cambridge, MA, US, 26 February 2020 – Summit Therapeutics plc (NASDAQ: SMMT) today announces it has appointed Robert W. Duggan as Executive Chairman of the Board of Directors with immediate effect. Glyn Edwards will continue as an Executive Director and Chief Executive Officer.

“Mr Duggan has a track record of building successful commercial organisations aimed at bettering people’s lives,” said Mr Glyn Edwards, Chief Executive Officer of Summit. “We believe his guidance will help us ensure our targeted antibiotic product candidate ridinilazole has the best opportunity to reach patients with C. difficile infection who desperately need novel treatment options.”

“Targeted antibiotics have the potential to improve the way infectious diseases are treated by targeting the infectious bacteria and minimising the damage of the healthy and protective microbiome. In C. difficile infection, the selective targeting of the infectious bacteria has significant potential to reduce recurrence and improve patient outcomes,” commented Mr Robert W. Duggan. “I look forward to being part of the Summit team to realise the full potential of these medicines in bettering patients’ lives.”

About Robert W. Duggan

Mr Robert W. Duggan is a serial US based entrepreneur who has built several successful companies across different industries, including biotechnology. Mr Duggan is currently the Chief Executive Officer of Duggan Investment Inc., a private US investment firm, and a member of the board of directors of Summit. Mr Duggan has served on the boards of a number of US public and private companies and he is currently chairman of the board of the Nasdaq listed company, Pulse Biosciences, Inc. He was previously a substantial shareholder in and the Chairman of the Board and Chief Executive Officer of Pharmacyclics, Inc., which was sold to AbbVie Inc. in 2015. Previously, he was the Chairman of the Board and Chief Executive Officer of Computer Motion, Inc., which later merged with Intuitive Surgical, Inc.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, Enterobacteriaceae and N. gonorrhoeae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

MSL Group (US media)	Tel:	+1 781 684 6552
Erin Anthoine		summit@mslgroup.com

Consilium Strategic Communications (UK media)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Sukaina Virji		summit@consilium-comms.com
Lindsey Neville

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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